Tai Pan Holding, Inc.
99 S Lake Ave., Suite 208
Pasadena, CA 91101
Telephone: (626) 577-8300, Fax: (626) 577-8301

April 8, 2009

VIA EDGAR

Mr. William J. Kearns
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	Tai Pan Holding, Inc.
Item 4.01 Form 8-K/A
Filed April 3, 2009
File No. 000-53148

Dear Mr. Kearns:

We refer to your letter dated April 6, 2009 regarding to your review of Form 8-K/A filed April 3, 2009.  We appreciate your efforts in the review of Tai Pan Holding’s filings and the comments provided.  Set forth below is Tai Pan Holding’s response to your comments for such filings.  To facilitate your review, the comments from your letter are set forth below in bold and our responses follow.

Item 4.01 Form 8-K/A Filed April 3, 2009

Comment No.1 – We have reviewed your amended Form 8-K/A noting there were no disagreements with your former accountant from January 11, 2008 through February 23, 2008.  Please revise to clearly state the period where there were no disagreements with your former accountants (i.e. from the date of inception (January 11, 2008) through the date of the dismissal (March 25, 2009) in accordance with Item 304(a)(iv) of Regulation S-K.

Tai Pan Holding, Inc. agrees that the engagement period with former CPA, Stan J. H. Lee, is from January 11, 2008 through March 25, 2009, and have revised the paragraph three on form 8-K/A filed on April 3, 2009 as “ Form January 11, 2008 (Registrant’s inception date) through the date of the dismissal (March 25, 2009), there have been no disagreements with Stan J. H. Lee, CPA on any matter of accounting principles or practices, financial statements disclosures, or auditing scope or procedure which, if not resolved to the satisfaction of Stan J. H. Lee, CPA would have caused them to make reference to the matter in their report.  Further, there were no reportable events as term is described in Item 304(a)(1)(iv) of Regulation S-X, or any reportable event, as the term is defined in Item 304(a)(1)(v) of Regulation S-K”.

Mr. Kearns
April 7, 2009

Comment No.2 – Please file an updated letter from Stan J. H. Lee, as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

An updated letter from Stan J. H. Lee, CPA was resent by Tai Pan Holding, Inc. along with the revised amended form 8-K on April 7, 2009 and was signed by Mr. Lee on April 7, 2009. This letter is filed with the amended Form 8-K filing as an Exhibit 16.1.

Comment No.3 – We note that you did not respond to our prior comment letter. In connection with responding to our comments above, please provide a written statement from an officer of the company.

Tai Pan Holding Inc. acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions or comments regarding this response.

Very truly yours,

/s/ Cheng Yu Wang

Cheng Yu Wang
Secretary